UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

29 September 2023

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo PLC – Result of AGM
Dated 29 September 2023

Diageo plc

LEI: 213800ZVIELEA55JMJ32

Result of Annual General Meeting

At the Annual General Meeting of Diageo plc held on Thursday, 28 September 2023 (the "AGM"), all resolutions contained in the Notice of Annual General Meeting 2023 (the "Notice") were passed.

The results of the poll held at the AGM are as follows:

		VOTES FOR	% FOR	VOTES AGAINST	% AGAINST	VOTES WITHHELD
1)	Report and accounts 2023	1,730,313,214	99.73	4,675,943	0.27	9,230,861
2)	Directors' remuneration report 2023	1,640,705,024	95.51	77,090,228	4.49	26,428,462
3)	Directors' remuneration policy 2023	1,663,080,546	95.41	80,098,370	4.59	1,023,145
4)	Adoption of Diageo 2023 Long term Incentive Plan	1,702,003,773	97.69	40,327,324	2.31	1,885,984
5)	Declaration of final dividend	1,742,731,449	99.94	1,004,353	0.06	482,772
6)	Appointment of Debra Crew as a director	1,740,161,980	99.95	956,387	0.05	3,050,687
7)	Re-appointment of Javier Ferrán as a director	1,717,222,413	98.88	19,379,866	1.12	7,562,267
8)	Re-appointment of Lavanya Chandrashekar as a director	1,740,257,345	99.81	3,280,390	0.19	625,314
9)	Re-appointment of Susan Kilsby as a director	1,737,894,805	99.68	5,653,382	0.32	603,450
10)	Re-appointment of Melissa Bethell as a director	1,736,154,378	99.83	2,914,088	0.17	5,087,207
11)	Re-appointment of Karen Blackett as a director	1,739,136,112	99.75	4,411,744	0.25	623,277
12)	Re-appointment of Valérie Chapoulaud-Floquet as a director	1,740,526,270	99.83	3,000,256	0.17	613,347
13)	Re-appointment of Sir John Manzoni as a director	1,741,323,203	99.87	2,220,490	0.13	619,648
14)	Re-appointment of Alan Stewart as a director	1,730,760,959	99.28	12,484,575	0.72	908,352
15)	Re-appointment of Ireena Vittal as a director	1,682,465,409	96.63	58,632,878	3.37	3,064,144
16)	Appointment of Auditor	1,739,506,989	99.76	4,190,816	0.24	474,002
17)	Remuneration of Auditor	1,741,851,647	99.92	1,440,055	0.08	896,305
18)	Authority to make political donations and/or to incur political expenditure	1,711,364,017	98.23	30,886,112	1.77	2,005,462
19)	Authority to allot shares	1,697,293,273	97.36	46,005,710	2.64	839,491
20)	Disapplication of pre-emption rights*	1,713,329,779	98.50	26,060,871	1.50	4,793,929
21)	Authority to purchase own ordinary shares*	1,728,897,783	99.25	13,141,953	0.75	2,065,539
22)	Adoption of new articles of association	1,741,699,203	99.92	1,404,634	0.08	1,080,750
23)	Reduced notice of a general meeting other than an AGM*	1,658,637,518	95.14	84,649,259	4.86	925,454

On 28 September 2023, there were 2,249,727,789 ordinary shares (excluding treasury shares) in issue.

In accordance with Listing Rule 9.6.2R, copies of the resolutions passed as special business at the AGM have been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

James Edmunds
Deputy Company Secretary
29 September 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 29 September 2023

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary